SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 5)

KAISER GROUP HOLDINGS, INC.

(Name of the Issuer)

KAISER GROUP HOLDINGS, INC.

(Names of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

483059 101

(CUSIP Number of Class of Securities)

Douglas W. McMinn

President and Chief Executive Officer

KAISER GROUP HOLDINGS, INC.

9300 Lee Highway

Fairfax, Virginia 22031-1207

(703) 934-3413

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

With copies to:
Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue 47th Floor New York, NY 10166-0193	James J. Moloney, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612-4412

This statement is filed in connection with (check the appropriate box):

a.                                      ☐ The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.                                      ☐ The filing of a registration statement under the Securities Act of 1933.

c.                                       ☒ A tender offer.

d.                                      ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction valuation(1):	Amount of filing fee:
$489,227	$15.02

(1)                                 Calculated solely for purposes of determining the filing fee, based on the odd-lot tender offer price of $29.80 per share for the eligible shares of common stock, multiplied by 16,417, the estimated maximum number of shares to be purchased in the offer.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $15.02

Form or Registration No.:  Schedule 13E-3 (File No. 005-41027)

Filing Party:  KAISER GROUP HOLDINGS, INC.

Date Filed:  October 25, 2007

Introduction

This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3 amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2007, as amended by Amendment No. 1 filed on November 30, 2007, Amendment No. 2 filed on December 13, 2007, Amendment No. 3 filed on December 21, 2007 and Amendment No. 4 filed on January 4, 2008 (the “Previous Amendments”), by Kaiser Group Holdings, Inc., a Delaware corporation (the “Company”) in connection with its offer to purchase for cash all shares of its common stock, $0.01 par value per share (the “Common Stock”), held by stockholders who owned of record or beneficially fewer than 100 shares as of the close of business on October 22, 2007 and who continue to hold such shares through the expiration of the offer, at a price of $29.80 per share, pursuant to the offer to purchase dated October 25, 2007 (as amended by the Previous Amendments, the “Offer to Purchase”) and the related acceptance card (as amended by the Previous Amendments, the “Card”).

This Amendment No. 5 is intended to satisfy the reporting requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, which requires a final amendment to the Schedule 13E-3 to be filed to report the results of the offer to purchase.  Except as otherwise noted below, no changes have been made to the responses to the original Schedule 13E-3, as amended by the Previous Amendments.

Items 1 through 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase and the Card, are hereby amended as follows:

1.                                      The offer expired at 5:00 p.m., New York City time, on January 9, 2008. Based on the final count by Computershare Trust Company, N.A., the depositary and paying agent for the offer (“Computershare”), 6,082 shares of Common Stock from 406 record and beneficial holders eligible to participate in the offer were properly tendered.  The Company has accepted for purchase all of the shares properly tendered at a purchase price of $29.80 per share for each share tendered, for an aggregate purchase price of $181,243.60.

Computershare, as paying agent for the offer, will promptly issue payment for the shares validly tendered and accepted for purchase under the offer.

The number of shares accepted for purchase by the Company in the offer represents 0.34% of its currently-outstanding shares.  The offer has resulted in a reduction of the Company’s stockholders of record to fewer than 300.  Consequently, the Company is eligible to terminate the registration of its Common Stock under the Securities Exchange Act of 1934, as amended, so long as the number of stockholders of record of the Common Stock remains below 300.  If the Company terminates registration of the Common Stock, the Company will cease to be subject to SEC Reporting Obligations.  If the Company does not terminate registration of the Common Stock, the Company will continue to remain subject to SEC Reporting Obligations.  At this time, the Company is continuing to assess whether or not to terminate the registration of the Common Stock.

2.                                      The table following the third paragraph under the caption “10. Certain Information Concerning Us” on page 30 of the Offer to Purchase is hereby amended to read as follows:

SEC FILINGS	PERIOD OR DATE FILED
Annual Report of Form 10-K	Year ended December 31, 2006
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007
Current Reports on Form 8-K	Filed on February 2, 2007, April 12, 2007, May 29, 2007, June 15, 2007, November 5, 2007, November 30, 2007, December 13, 2007, December 21, 2007, January 4, 2008 and January 11, 2008
Proxy Statement	Filed on September 26, 2007

Item 16. Exhibits.

(a)(1)(i)	Offer to Purchase for Cash dated October 25, 2007.*

(a)(1)(ii)	Form of Acceptance Card with letter to odd-lot record holders.*

(a)(1)(iii)	Form of Acceptance Card with letter to odd-lot holders of unexchanged Old Kaiser shares.*

(a)(1)(iv)	Form of letter to odd-lot beneficial holders.*

(a)(1)(v)	Form of letter to holders ineligible to participate.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER GROUP HOLDINGS, INC.
By:	/s/ Douglas W. McMinn
Name:	Douglas W. McMinn
Title:	President and Chief Executive Officer
Date:	January 11, 2008

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase for Cash dated October 25, 2007.*
(a)(1)(ii)	Form of Acceptance Card with letter to odd-lot record holders.*
(a)(1)(iii)	Form of Acceptance Card with letter to odd-lot holders of unexchanged Old Kaiser shares.*
(a)(1)(iv)	Form of letter to odd-lot beneficial holders.*
(a)(1)(v)	Form of letter to holders ineligible to participate.*

* Previously filed.